Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Destination Maternity Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of Destination Maternity Corporation of our reports dated April 14, 2016, with respect to the consolidated balance sheets of Destination Maternity Corporation as of January 30, 2016, January 31, 2015 and September 30, 2014, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for the years ended January 30, 2016, the four months ended January 31, 2015 and each of the years in the two-year period ended September 30, 2014, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of January 30, 2016, which reports appear in the January 30, 2016 annual report on Form 10-K of Destination Maternity Corporation.

/s/ KPMG LLP

Philadelphia, Pennsylvania

August 1, 2016